MANAGEMENT'S DISCUSSION & ANALYSIS

DECEMBER 31, 2022

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three months and year ended December 31, 2022. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2022 and 2021, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2022 (the "AIF"), is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and on the Company's website www.silvercrestmetals.com. Readers are cautioned that, unless included in this MD&A, information on the Company's website does not form part of this MD&A.

All amounts are stated in United States dollars (“US$”), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to “C$” are to the Canadian dollar and “MX$” are to the Mexican peso. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. The first, second, third, and fourth quarters of the Company’s fiscal years (“FY”) are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively, and the first and second half of the Company’s fiscal years are referred to as “H1” and “H2”, respectively. The following  are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), oz (ounces), koz (kilo-ounces), gpt (grams per tonne), kt (kilotonne), km (kilometres), tpd (tonnes per day), LTIFR (lost time injury frequency rate – based on lost time injuries multiplied by 200,000 hours divided by total working hours), and TRIFR (total recordable injury frequency rate – based on total recordable injuries multiplied by 200,000 hours divided by total working hours), TCFD (Task Force on Climate-Related Financial Disclosure), and ESG (environmental, social, and governance).

The effective date of this MD&A is March 10, 2023.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including gold and silver production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the productivity and timing of mine operation activities ; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social, and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the impact of the Ukraine-Russia conflict on supply chains and pricing and the availability of commodities; the timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company's share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly MX$, C$, and US$); risks associated with taxation in multiple jurisdictions; uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; risks associated with the Credit Facility (defined below); uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company's expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims, and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

1.   DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is operating its Las Chispas Mine ("Las Chispas" or the "Las Chispas Mine" or the "Las Chispas Project"), in Sonora, Mexico.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the most recent AIF and on the Company's website, www.silvercrestmetals.com.

2.   HIGHLIGHTS

Q4, 2022 - Operational Highlights

● After commissioning the Las Chispas processing plant for five months, the Company declared commercial production, effective November 1, 2022. Declaration of commercial production was based on achieving a continuous two-month period operating the processing plant at a minimum of 80% capacity for its name plate design of 1,250 tonnes per day ("tpd") (or 1,000 tpd) and showing a combined Au and Ag recovery of greater than 85%.

● Recovered metal was 11.9 koz of Au (96.9% recovery) and 1.2 million oz of Ag (93.3% recovery), or 2.2 million oz of AgEq (95.0% recovery).

● Powerline was fully completed in November 2022 and the Las Chispas Mine is now energized by national grid power with improved stability.

● Underground mining averaged 700 tpd, which was below the 2021 Feasibility Study1  forecast of 750 tpd, but was in line with the revised forecast of 600 to 700 tpd (see news release dated September 14, 2022).

● Processing plant operating metrics exceeded the 2021 Feasibility Study for tonnage milled, plant availability, and metallurgical recoveries with December 2022 average throughput of 1,318 tpd at 95.5% availability.

● At the end of 2022, the ore stockpiles were estimated at 261 kt, which was below the 2021 Feasibility Study estimate of 311 kt due to a combination of higher processing rates and lower mining rates than planned.

● Stockpiles built prior to the construction decision being made at the end of 2021 were previously expensed (as per the Company’s exploration and evaluation policy) and, as a result, the stockpiles carry a lower carried cost. It is expected that stockpiles will continue to represent a notable component of process plant feed through 2024, which will support financial de-risking.

● An updated technical report ("Updated Technical Report") remains on schedule for Q2, 2023 and will form the basis for updated life of mine cost and production guidance. The 2021 Feasibility Study was based on Q3, 2020 costs which have been impacted by inflation and may also be impacted by changes to the mine plan.

● Notable improvement in the Company's 2022 LTIFR to 0.42 from 0.63 in 2021.

● Local community-based multi-year projects have advanced with a focus on water and sewage infrastructure.

● Released TCFD and Water Stewardship Reports. Inaugural ESG sustainability report to follow in 2023.

Q4, 2022 - Financial Highlights

● Generated revenue of $40.8 million (Q4, 2021 - $Nil) from the sale of 11.4 koz Au and 1.1 million oz Ag.

● Generated mine operating income of $26.5 million (Q4, 2021 - $Nil) after recording cost of sales of $14.3 million (Q4, 2021 - $Nil). The operational cost structure of the Las Chispas Mine is in the process of being stabilized after the achievement of commercial production on November 1, 2022. The Updated Technical Report will provide estimates for steady-state operating costs.

● Generated income of $5.2 million (Q4, 2021 - loss of $7.9 million) and basic earnings per share were $0.03 (Q4, 2021 - loss of $0.06 per share).

___________________________________________
1 NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 (the "2021 Feasibility Study").

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

● Financial position remained strong with debt refinancing completed at a lower rate and a reduction of debt outstanding by $40.0 million. Exited 2022 with a cash balance of $50.8 million and Credit Facility balance of $50.0 million plus $70.0 million undrawn Revolving Facility (defined below).

OPERATIONAL
	Unit	Q4, 2022(1)	FY 2022
Ore mined	kt	65	201
Ore milled(2)	kt	104	188
Underground development	km	2.3	8.0

Gold ("Au")
Recovered	koz	11.9	17.8
Average grade	gpt	3.67	3.05
Recovery	%	96.9%	96.5%
Sold	koz	11.4	11.4

Silver ("Ag")
Recovered	million oz	1.2	1.7
Average grade	gpt	382	312
Recovery	%	93.3%	92.5%
Sold	million oz	1.0	1.1

Silver equivalent ("AgEq")(3)
Recovered	million oz	2.2	3.3
Average grade	gpt	701	577
Recovery	%	95.0%	94.4%

FINANCIAL
	Unit	Q4, 2022	FY 2022
Revenue	$ millions	40.8	43.5
Cost of sales	$ millions	(14.3)	(15.1)
Mine operating income	$ millions	26.5	28.4
Income for the period	$ millions	5.2	31.3
Income per share - basic	$/share	0.03	0.21
	Units		December 31, 2022
Cash and cash equivalents	$ millions		50.8
Credit Facility Debt	$ millions		(50.0)
(1) During Q4, 2022, the Company declared commercial production effective November 1, 2022.
(2) Ore milled includes material from stockpiles and ore mined.
(3) AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1.

Subsequent Event

● The Company made a prepayment of $15.0 million towards the Term Facility, reducing debt outstanding to $35.0 million.

3.   DISCUSSION OF LAS CHISPAS OPERATIONS

Processing Plant

In late May 2022, the Company completed construction at Las Chispas on time and under budget and commenced commissioning. Since commissioning, the Las Chispas processing plant has performed in-line or ahead of the 2021 Feasibility Study expectations on operating metrics. The Company declared commercial production, effective November 1, 2022. Declaration of commercial production was based on achieving a continuous two-month period operating the processing plant at a minimum of 80% capacity for its name plate design of 1,250 tpd (or 1,000 tpd) and showing a combined Au and Ag recovery of greater than 85%. For further details on the declaration of commercial production, please refer to the Company's news release dated November 7, 2022.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

During 2022, approximately 188 kt of ore were processed at a grade of 3.05 gpt Au and 312 gpt Ag, or 577 gpt AgEq, compared to the 2021 Feasibility Study plan of 2.53 gpt Au and 254 gpt Ag, or 474 gpt AgEq. Metallurgical recoveries in 2022 were 96.5% for Au and 92.5% for Ag, or 94.4% AgEq.

In 2022, recovered metal totaled 17.8 koz Au and 1.7 million oz Ag, or 3.3 million oz AgEq which compared to the 2021 Feasibility Study of 12.2 koz Au and 1.2 million oz Ag, or 2.3 million oz AgEq. A total of 15.0 koz Au and 1.4 million oz Ag, or 2.8 million oz AgEq have been produced in 2022, which compares to the 2021 Feasibility Study plan of 10.4 koz Au and 1.0 million oz Ag, or 1.9 million oz AgEq. The variance between metal recovered and produced relates to metal inventory both in the plant and refinery and is largely a function of the plant ramp-up.

Underground Mining

In 2022, an additional 8.0 km of underground development was completed at the Las Chispas Mine. The average mining rate for Q4, 2022 was 700 tpd, which was below the 2021 Feasibility Study estimate of 750 tpd, but was in line with the Company’s revised guidance of 600 to 700 tpd (see news release dated September 14, 2022).

A total of an estimated 201 kt of ore were mined from development and stoping activities in 2022, which was below the 2021 Feasibility Study projection of an estimated 214 kt. The variance was a result of lower productivity in resue mining stopes due to safety concerns and narrower vein widths in some areas. Long hole mining has progressed well and has achieved production and dilution rates as set out in the 2021 Feasibility Study.

In H1, 2023, it is expected that underground mining rates will be in the range of 650 to 700 tpd as the Company continues to work with the contractor to ramp-up the mine and outline the appropriate ramp-up through to 2025 for inclusion in the Updated Technical Report. Underground mining will be focused on capital development which was slightly behind schedule in 2022 due to availability of equipment and labour. Work is underway to rectify these challenges, but it is expected that a readjustment of the mobile fleet will be required with the decrease in resue mining. Grade reconciliation work is advancing internally and will also be included in the Updated Technical Report.

Updated Technical Report

SilverCrest continues to advance the work required to complete the Updated Technical Report in Q2, 2023. This report will incorporate updated Mineral Resources and Reserves, updated metallurgical results, mine to plant reconciliation (mine, stockpile and plant) including comparison to the 2021 Feasibility Study Mineral Resource estimate, a revised mine plan, and updated operating and sustaining costs arising from any potential changes to the mine plan and the impact of inflation from the Q3, 2020 cost base used in the 2021 Feasibility Study.

Drill Program

During 2022, the Company completed approximately 71.0 km (300 drill holes) of drilling at Las Chispas.

Las Chispas drilling in 2022 has continued to support the transition to production through further infill and delineation drilling. Drilling results received by the end of July 2022 will be included in the measured and indicated resource estimation in the Updated Technical Report.

The H1, 2023 exploration focus at Las Chispas is to continue to support operations, map and sample unexplored areas, generate new targets, and continue expansion drilling along existing open veins and drill the targets previously generated for future reserve consideration and replacement of extracted ore.

4.   ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

SilverCrest is committed to conducting business in a socially and environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. SilverCrest’s commitment not only stems from the Company’s acknowledgement of the significant impacts that extractive mining activities can have on both host communities and the local environment, but also the changing risk landscape that requires the Company to adapt to emerging threats to protect employees, contractors, suppliers, communities and all other stakeholders as well as the environment and all corporate assets.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

In 2022, the Company publicly disclosed its inaugural TCFD report and formalized its commitment to managing water stress in the region through its inaugural Water Stewardship Report. The report outlines a five-year plan to invest in improving water resilience for local communities.

Environmental

In 2022, the Company had no significant environmental incidents at its properties.

During 2022, SilverCrest engaged third party consultants to conduct an ESG data gap analysis. This was the first step in the process of creating an ESG data tracking and management system (including Scope 1 and 2 GHG emissions) to aid future target setting and reporting. The gap analysis was conducted in alignment with the Sustainability Accounting Standards Board recommended disclosure metric definitions and identified data gaps in SilverCrest’s ESG data tracking systems. This data gap analysis identified gaps in metrics tracked and established a disclosure baseline in advance of our first sustainability report to follow in 2023.

Social

Safety has remained a top priority at SilverCrest. In 2022, a total of 2.4 million work-hours were completed at Las Chispas. At the end of 2022, the Company's LTIFR stood at 0.42 (2021 - 0.63) and its TRIFR stood at 3.58 (2021 - 4.11). The Company follows the guidance of, and defines incidents according to, certain agencies of the U.S. Department of Labor's Mine Safety and Health Administration such as the Occupational Safety and Health Administration ("OSHA") and the Mine Safety and Health Administration. The LTIFR and TRIFR are based on the guidance and definitions of the OSHA and working hours include that of both employees and contractors. As of the date of this MD&A, the Company had no work-related fatalities including employees and contractors at all properties.

At the end of 2022, the Company and its subsidiaries had an aggregate of approximately 25 full-time personnel based in Canada and an estimated 350 unionized and non-unionized employees based in Sonora, Mexico with, 99% from Mexico, and more specifically, 90% from Sonora. The Company engaged more than 50 local businesses, and finalized construction of the assay lab which is located in the nearby (14 km) community of Arizpe which is providing local full-time employment.

Through the continuous stakeholder engagement efforts, the Company has identified water-related risk to be the most significant climate related challenge. To build strong relationships with a variety of stakeholders while simultaneously mitigating the Company’s water risks, SilverCrest has developed a 5-year Water Stewardship plan and has initially committed to invest $1.5 million to carry out these water projects. The aim of these projects is to drastically improve water infrastructure for local communities. Over the 5-year period, SilverCrest plans to fix and improve the sewage system in Arizpe, to repair, replace and install 24 km of aqueducts and completely revitalize the water intake pipes delivering water from the Sonora River to local farmers and ranchers. As at December 31, 2022, SilverCrest had completed the revitalization of the water intake pipes, completed repair and improvement of the sewage systems in some of the planned areas and also completed installation of a portion of the planned 24km of aqueducts. SilverCrest plans to continue its work in these water projects as evidenced in SilverCrest’s Water Stewardship Report which was released during Q4, 2022 and is available on the Company’s website.

Governance

At the Management level, a new internal ESG structure was established in 2022, extending from corporate headquarters to the operational team in Mexico. This governance structure ensures that all ESG risks are tracked, understood, discussed and addressed at all levels and geographies of the Company, including the Board. It also ensures that there is a clear chain of accountability that enables ESG related information to be efficiently communicated up and down the organization. This includes the Safety, Environmental and Social Sustainability (“SESS”) Committee which was established by the Board in May 2019. The Board delegated the oversight of the environmental, social capital, human capital and other climate related factors to the SESS. The SESS continues to monitor the chain of accountability within the Company in order to enable sustainability related information to be effectively communicated throughout the organization.

SilverCrest has made great strides towards gender diversity at the Board and senior management level, however the Company recognizes there is still work to do in addressing diversity and inclusion of other underrepresented groups within the Company. At December 31, 2022, the Board of Directors' was made up of three females and four males with female representation of 43% (2021 - 28.5%) and the Executive Officers of the Company were made up of three females and four males with female representation of 43% (2021 - 43%).

5.   EXPLORATION

El Picacho ("Picacho")

The Company completed an estimated 26.2 km (97 drill holes) of drilling at Picacho during 2022 and incurred a total of $5.4 million for Picacho under exploration and evaluation expenditures during this period. Picacho exploration during 2022 has focused on exploration and infill drilling. Picacho exploration activities currently consist of permitting, access agreements, mapping and sampling of unexplored areas and target generation. To date, approximately 75% of the property has not been explored. Please refer to the Company's news release dated April 13, 2022 for drill results for Picacho.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

6.   SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets out selected annual financial information derived from the Company's audited annual financial statements for each of the three most recently completed financial years of the Company:

	2022	2021	2020
	US$ 000's, Except Per Share Amounts
Revenue	$43,510	$-	$-
Income (loss) for the year	$31,301	$(22,764)	$(59,932)
Income (loss) per share - basic	$0.21	$(0.16)	$(0.49)
Income (loss) per share - diluted	$0.21	$(0.16)	$(0.49)
Total assets	$355,349	$368,977	$191,689
Non-current financial liabilities	$41,430	$90,144	$29,139

  Effective December 29, 2020, the Company determined its Las Chispas Project to be in the development stage and as such commenced capitalization of Las Chispas development costs. Prior to December 29, 2020, all Las Chispas Project costs other than acquisition costs were expensed. This resulted in increased total assets and a decrease in loss for the years 2022 and 2021.

  The Company declared commercial production effective November 1, 2022 ending the development stage. This meant that interest costs began to be expensed through income (loss) and comprehensive income (loss) as opposed to capitalized to mineral property, plant, and equipment. The declaration of commercial production also resulted in the Company beginning to incur depletion of the Las Chispas Mineral Property and depreciation of the Las Chispas plant.

  The increase in 2021 total assets was also attributable to the completion of a prospectus offering in February 2021 for total net proceeds of $131.4 million and the drawdowns in August and December 2021 of the 2020 secured project financing facility (the "Project Financing Facility") totaling $60.0 million. The decrease in total assets and non-current financial liabilities in 2022 is attributable to a $40.0 million net repayment of debt on the debt refinancing (see "9. Liquidity and Capital Resources Outlook - Liabilities").

  During 2022, the Company had its first metal sales which started during Q3, 2022. The Company sold 11,400 oz of Au for $19.7 million and 1.1 million oz of Ag for $23.8 million. During 2022, the Company recorded $15.1 million of cost of sales related to the costs of producing this metal.

7.   SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements prepared in accordance with IAS 34 “Interim Financial Reporting”, for each of the eight most recently completed financial quarters:

	Q4, 2022	Q3, 2022	Q2, 2022	Q1, 2022
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
	$ 000's, Except Per Share Amounts
Revenue	$40,791	$2,719	$-	$-
Income (loss) for the period	$5,231	$25,212	$9,605	$(8,747)
Income (loss) per common share - basic	$0.03	$0.17	$0.07	$(0.06)
Income (loss) per common share - diluted	$0.04	$0.17	$0.06	$(0.06)

	Q4, 2021	Q3, 2021	Q2, 2021	Q1, 2021
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
	$ 000's, Except Per Share Amounts
Income (loss) for the period	$(7,949)	$6,917	$(9,081)	$(12,651)
Income (loss) per common share - basic	$(0.06)	$0.05	$(0.06)	$(0.09)
Income (loss) per common share - diluted	$(0.06)	$0.05	$(0.06)	$(0.09)

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

The Company had a foreign exchange gain during Q3, 2022, Q2, 2022, and Q3, 2021 which was due to US$ and MX$ denominated balances as the value of US$ and MX$ increased, relative to the parent entity's functional currency of C$. The parent entity holds majority of the cash and cash equivalents and has MX$ denominated inter-company loans receivable. During Q3, 2022, Q2, 2022, and Q3, 2021 the Company also had a large adjustment on foreign currency translation as a result of translating parent entity balances to US$. This adjustment on foreign currency translation is included in comprehensive loss but not in regular income for the respective periods.

The Company started commissioning its Las Chispas plant during Q2, 2022 and had its first precious metal sales during Q3, 2022. Please refer to Section 3 - Discussion of Las Chispas Operations.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

8.   RESULTS OF OPERATIONS

During the three months and year ended December 31, 2022, income was $5.2 million and $31.3 million, respectively, compared to losses of $7.9 million and $22.8 million for the three months and year ended December 31, 2021, respectively. The significant variations between these periods, ranked from largest to smallest, included primarily of the following:

	Three months ending			Year ending			Variance explanation
	December 31			December 31
	2022	2021	Variance	2022	2021	Variance
	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's
Revenue	$40,791	$-	$40,791	$43,510	$-	$43,510	The Company started commissioning its Las Chispas plant during Q2, 2022 and had its first metal sale during Q3, 2022. The Company declared commercial production effective November 1, 2022 and continued ramp-up and sales during Q4, 2022.
Foreign exchange gain (loss)	$(4,493)	$(2,299)	$(2,194)	$27,913	$(5,171)	$33,084	During 2022, the value of US$ increased, relative to C$ which resulted in realized foreign exchange gains in the parent entity which has a functional currency of C$, as it held $29.5 million (December 31, 2021 - $128.1 million) in US$ denominated cash and cash equivalents at December 31, 2022. During 2022, the Company recognized unrealized foreign exchange gains resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative appreciation in the value of MX$ to C$ during 2022. During 2021, the value of the MX$ decreased relative to C$.
Cost of sales	$(14,295)	$-	$(14,295)	$(15,090)	$-	$(15,090)	The Company had its first metal sales during 2022 and recorded the related costs of producing metal as cost of sales. As 2022 was a ramp-up year, operating costs were not representative of a mature and optimized mining operation. No depletion expense, which would be recorded across inventories and cost of sales, was recorded prior to achieving commercial production. Stockpile inventory that was recorded as cost of sales included ore that was mined prior to the development phase and had previously been expensed as exploration and evaluation expenditures. This lowered the weighted average cost of stockpile inventory in 2022 and was also not representative of steady-state operating costs.
Interest and finance expense	$(6,397)	$(6)	$(6,391)	$(6,589)	$(27)	$(6,562)	The Company declared commercial production effective November 1, 2022, and accordingly, began to expense interest costs on debt in the consolidated statement of income (loss) and comprehensive income (loss) opposed to the capitalization of debt interest costs during the development stage. In addition, during 2022, the Company refinanced the Project Financing Facility which resulted in early repayment fees and closing costs.
Income Tax Expense	$(5,739)	$(97)	$(5,642)	$(5,682)	$(384)	$(5,298)	During 2022, the Company had its first revenue from operations and determined that it was appropriate to record certain tax liabilities as their likelihood of being realized had increased. The majority of current income tax is accrued withholding tax on interest charged on intercompany loan balances. As the Company intends to begin to repatriate cash generated from operations from Mexico to Canada by the repayment of intercompany loans and interest, related withholding tax would become payable.
Exploration and evaluation expenditures	$(775)	$(3,292)	$2,517	$(5,444)	$(10,476)	$5,032	With the focus of starting operations at Las Chispas, the Company completed approximately 26.2 km of drilling at Picacho during 2022 compared to approximately 80.7 km of drilling at Picacho during 2021. The decreased drilling at Picacho during 2022 resulted in decreased expenditures during the year.
General and Administrative Expense	$(3,204)	$(1,657)	$(1,547)	$(7,824)	$(6,011)	$(1,813)	There was increased activity in the Company during 2022 which resulted in increased general and administrative costs. The Company had a higher headcount in 2022, compared to 2021, which is in line with increased activity as well as increased compensation packages as a result of performance reviews in Q4, 2021. The Company also incurred increased costs on its insurance policies.
Interest Income	$886	$155	$731	$2,811	$1,085	$1,726	The Company held a higher amount of interest-bearing cash and cash equivalents combined with higher interest rates throughout the year compared to 2021.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

9.   LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has primarily financed its operations to date through the issuance of common shares and debt. The Company obtained its first debt financing at the end of 2020 and refinanced this debt at the end of 2022 (described below). The Company has received revenues from its operations since Q3, 2022.

Assets

At December 31, 2022, the Company held $50.8 million (2021 - $176.5 million) as cash and cash equivalents. The primary factors that contributed to the decrease in cash and cash equivalents from December 31, 2021 to December 31, 2022 include:

● $65.8 million (2021 - $119.1 million) used in investing activities primarily due to investments associated with the construction and commissioning of the Las Chispas processing plant, purchase of equipment, and Las Chispas Mine development costs;

● $48.5 million (2021 - $190.6 million provided by) used in financing activities primarily for the net repayment of debt as well as the related early repayment fees and closing costs on debt refinancing and payment of interest on debt (see "9. Liquidity and Capital Resources Outlook - Liabilities"); and

● $5.1 million (2021 - $32.9 million) used in operating activities primarily due to a buildup of precious metal inventory (see below), value-added taxes paid in Mexico ("IVA") that exceeded the amount of IVA refunded during the period and cash outflows related to prepaids and deposits.

As at December 31, 2022, inventories totaled $40.2 million (2021 - $Nil), which consisted of stockpile ore, work-in-process, finished goods and material and supplies. The Company did not hold any non-current inventories.

As at December 31, 2022, value-added taxes receivable increased to $31.4 million (2021 - $23.3 million), which consisted primarily of IVA  of $31.4 million (2021 - $23.3 million) that the Company has paid and is due to be recovered. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded $16.0 million, being the portion of the receivable that it estimates will be received within the next 12 months, as current and the remaining $15.4 million receivable as non-current. The Company received aggregate IVA refunds of $10.7 million during 2022 (2021 - $6.1 million).

As at December 31, 2022, mineral property, plant, and equipment increased to $228.1 million (2021 - $165.7 million) primarily due to additions associated with the construction and commissioning of the process plant, construction of buildings, purchase of equipment, and Las Chispas development activities.

Liabilities

As at December 31, 2022, accounts payable and accrued liabilities amounted to $23.4 million (2021 - $10.4 million) and was comprised primarily of various contractual obligations arising in the normal course of business, including the value of accrued share units and bonuses. Also included was $5.7 million of current tax liabilities which were mainly withholding taxes to be paid upon the payment of interest on intercompany loans. The timing of payment of withholding taxes will be assessed as part of the Company’s tax planning strategies.

As at December 31, 2022, the Company's Credit Facility balance was $50.0 million (2021 - $90.0 million), or $49.6 million (2021 - $87.2 million) net of $0.4 million (2021 - $3.4 million) of cumulative transaction and accretion costs.

On November 29, 2022, the Company refinanced the Project Financing Facility, of which only $90.0 million had been drawn, with a new $120.0 million credit facility (the "Credit Facility") through a syndicate of lenders comprised of The Bank of Nova Scotia and Bank of Montreal. The Credit Facility includes a $50.0 million term facility ("Term Facility") and a $70.0 million revolving facility ("Revolving Facility"). On closing of the Credit Facility, the Company fully drew the $50.0 million Term Facility and used $40.0 million of its cash to repay the outstanding $90.0 million Project Financing Facility. The Revolving Facility of $70.0 million will be available to the Company until November 27, 2026, for general corporate purposes, subject to customary terms and conditions.

Subsequent to  December 31, 2022, the Company made a prepayment of $15.0 million on the Term Facility, reducing the debt outstanding to $35 million.

As at December 31, 2022, the reclamation and closure provision increased by $1.9 million to $4.6 million (2021 - $2.7 million), which is the present value of estimated future net cash outflows to rehabilitate the Las Chispas Mine for disturbances in existence as of December 31, 2022. The undiscounted value of the reclamation and closure provision is estimated to be $11.2 million (2021 - $4.4 million).

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

Liquidity outlook and risks

The Company began generating revenue during Q3, 2022, with the startup and commissioning of the Las Chispas Mine and declared commercial production during Q4, 2022. Management believes its liquidity as at the date of this MD&A together with future revenues, and its undrawn $70.0 million Revolving Facility (if needed) will be sufficient to fund its operating activities and provide general corporate purposes  beyond the next 12 months. The Company's financial success is dependent on its ability to successfully operate the Las Chispas Mine. In order to facilitate the management of its capital requirements, the Company typically prepares annual expenditure budgets which are revised periodically based on projected production and the results of its exploration and operational activities, availability of financing, and industry conditions. For 2023, the Company's Updated Technical Report in Q2, 2023 will provide the foundation for future production and cost guidance.

The impact of inflation on the Company's financial position and operating performance over the next 12 months cannot be determined with any degree of certainty due to a number of factors outside of the Company's control.

Commitments and contractual obligations

The Company occasionally will enter certain long-term leases as a lessee. Where they are not considered low value leases, the Company will recognize an asset and a liability in its consolidated statement of financial position.  As at December 31, 2022, the Company had total lease liabilities of $0.4 million (2021 - $0.4 million) of which $0.1 million (2021 - $0.2 million) was a current liability.

The Company has certain 20-year lease agreements relating to the lease of surface rights so that the Company can pass over areas of land to access both its Las Chispas and Picacho properties. Annual surface right payments total $0.4 million.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual cash flows of the Company's financial liabilities and contractual obligations shown in contractual undiscounted cash flows, at December 31, 2022:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After
				5 years	Total
	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's
Accounts payable and accrued liabilities	$23,416	$-	$-	$-	$23,416
Purchase Obligations	135	-	-	-	135
Lease liabilities	120	137	110	115	482
Credit facility(1)	16,881	39,683	-	-	56,564
Reclamation and closure provision(2)	-	-	-	11,158	11,158
TOTAL	$40,552	$39,820	$110	$11,273	$91,755

(1) Debt interest payments calculated based on interest rate in effect on December 31, 2022. Interest rate may vary (refer to "9. Liquidity and Capital Resources Outlook - Liabilities").

(2) Estimated undiscounted cash flows.

10.  USE OF PROCEEDS

February 22, 2021 Financing

On February 22, 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.4 million net proceeds). This bought deal financing offering was completed by way of a prospectus supplement to a base shelf prospectus. This base shelf prospectus lapsed during 2022.

The following table compares the estimated and actual use of net proceeds from the February 2021 prospectus offering (other than working capital12F2F) to December 31, 2022:

________________________________________________

1 Please refer to note 18 "Non-IFRS Financial Measures" for how the Company uses the term "working capital".

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

Description of expenditure	Estimated cost	Actual and accrued expenditures to December 31, 2022
	$ 000's	$ 000's
For Las Chispas Property
Exploration infill and expansion drilling(1)	40,000	16,000
Production ramp-up and inventory costs	10,000	10,000
Exploration work on other properties near Las Chispas	15,000	15,000
Other(1)	-	24,000
Total	65,000	65,000

(1) During 2022, a portion of the proceeds for Las Chispas exploration infill and expansion drilling was used to repay the Project Financing Facility. Future Las Chispas exploration infill and expansion drilling will be funded with the existing cash and cash equivalents balance as well as expected future cash flows from operations.

11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and debt. The carrying value of accounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities related to deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") are measured using level 2 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors. Foreign currency risk and commodity price risk are described below, and for further details on these risks, please refer to note 18 of the audited consolidated financial statements for the year ended December 31, 2022.

Foreign currency risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The Credit Facility drawdowns are denominated in US$. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
	$ 000's	$ 000's	$ 000's
December 31, 2022
Cash and cash equivalents	29,502	318	29,820
Accounts receivable	111	8	119
Value-added taxes receivable	-	31,378	31,378
Total financial assets	29,613	31,704	61,317
Less: accounts payable and accrued liabilities	(428)	(3,010)	(3,438)
Less: Debt	(49,591)	-	(49,591)
Net financial assets (liabilities)	(20,406)	28,694	8,288

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 1% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net income (loss) for the year:

December 31, 2022
$ 000's
C$/US$ exchange rate - increase/decrease 1%	204
US$/MX$ exchange rate - increase/decrease 1%	287

12.  RELATED PARTY TRANSACTIONS

Professional fees

During 2022 and 2021, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

	2022	2021
	$ 000's	$ 000's
Professional fees - expense	$111	$105
Professional fees - capital stock issuance costs	$-	$250

	December 31, 2022	December 31, 2021
	$ 000's	$ 000's
Payable to Koffman Kalef LLP	$12	$6

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	2022	2021
	$ 000's	$ 000's
Salaries, short-term incentives, management fees, and directors' fees (1)	$2,891	$2,457
Share-based compensation(2)	$2,285	$1,882
	$5,176	$4,339

(1) Salaries, short-term incentives, management fees, and directors' fees include remuneration and short-term benefits paid to the President, CFO, COO, and directors. The management fees were paid to a company controlled by the CEO.

(2) Share-based compensation includes amounts recorded for stock options, DSUs, RSUs, and PSUs. Please see note 15 of the audited consolidated financial statements for the year ended December 31, 2022 for further details.

Other transactions

  The Company recorded a loan receivable due from the COO of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2023. The loan receivable balance is as follows:

	December 31, 2022	December 31, 2021
	$ 000's	$ 000's
Loan receivable(1)	$42	$44

(1) Subsequent to December 31, 2022, this loan receivable was fully settled.

  The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During 2022 and 2021, the following transactions occurred:
	2022	2021
	$ 000's	$ 000's
Costs allocated to Goldsource	$66	$94

	December 31, 2022	December 31, 2021
	$ 000's	$ 000's
Receivable from Goldsource	$19	$23

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

13.  OUTSTANDING SHARE CAPITAL

As of March 10, 2023, the Company had the following common shares, options and share units issued and outstanding:

Security	C$ per share	Expiry	Issued and Outstanding
Common Shares			147,231,264
	C$ per share	Expiry
Options(1)	C$3.24 - C$12.63	Dec 14, 2023 - Dec 16, 2027	5,469,450
DSUs, RSUs and PSUs(1)(2)	-	-	519,248
Fully Diluted			153,219,962

(1) Each option is convertible or exchangeable into one common share of the Company. The Board of Directors may elect one or any combination of the following settlement methods for the settlement of DSUs, RSUs and PSUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. Where settlement through shares is chosen, each DSU, RSU and PSU is convertible or exchangeable into one common share of the Company.

(2) This excludes all DSUs issued under the former cash-settled DSU plan and those issued under the Company's Equity Share Unit Plan ("ESUP") prior to April 1, 2022 as they are now cash-settled and as such not dilutive. On April 1, 2022, the Board determined all 66,000 DSUs, 10,500 of which were settled during Q2, 2022, granted prior to April 1, 2022 under the ESUP are to be settled in cash.

14.  OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2022, the Company had no off-balance sheet arrangements.

15.  CHANGES IN ACCOUNTING POLICIES AND OTHER CHANGES

Revenue

The Company early adopted the Amendments to IAS 16 "Property, Plant, and Equipment" during 2021, pursuant to which proceeds from sales occurring before the Las Chispas Mine is operating in the manner intended by management should be recognized in the consolidated statement of income (loss) and comprehensive income (loss), together with the costs of producing those items. The Company measured the costs of production, while the Las Chispas Mine was in commissioning, in accordance with IAS 2 "Inventories". During 2022, the Company earned revenue from operations for the first time and as such adopted an accounting policy on revenue, describing when and how the Company reports revenue from metal sales.

Inventories

During 2022, the Company recorded inventory for the first time and as such adopted an accounting policy on inventory, describing how the Company accounts for and presents inventories, particularly production inventories and materials and supplies inventories.

Depletion

During 2022, the Company determined the Las Chispas Mine was operating in the manner intended by management and as such recorded depletion expense for the first time and adopted an accounting policy on depletion, describing how the Company accounts for depletion expense.

For further details on these accounting policies above, please refer to note 2 of the 2022 audited consolidated financial statements.

16.  TRENDS AND RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual Information Form for other risks affecting or that could potentially affect the Company.

Activities of the Company may be impacted by public health crises.

The Company's business could be significantly adversely affected by the outbreak of epidemics or pandemics or other health crises, including any outbreak of additional strains of COVID-19. Global reactions to the spread of COVID‐19 led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions and vaccination programs have been implemented, countries globally continue to experience negative impacts as the result of COVID-19. The duration of related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. Such public health crises can adversely impact the Company's operations and result in volatility and disruptions in supply and demand for gold and silver, as well as declining trade and market sentiment, all of which can affect commodity prices, interest rates, share prices and inflation.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

The continued spread of COVID‐19 globally and other future public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties.  Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

The Company continues to monitor the evolution of the COVID-19 pandemic and applies operational and safety procedures in accordance with guidelines outlined in the jurisdictions in which it operates.  As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact of COVID-19 on the Company's operations, exploration and development activities cannot be reasonably estimated with a high level of certainty. A local outbreak, the occurrence of new variants or changes in government health orders remains a significant risk.

The Company's exploration, development and mining activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.

The Company's activities in Canada and Mexico are subject to foreign currency exchange fluctuations. The Credit Facility drawdowns are denominated in US$. The majority of corporate costs are denominated in C$ and the majority of the exploration, development and mining costs of the Company are denominated in US$ or MX$. Although timing of refunds cannot be assured, the Company also receives its Mexican value added tax (IVA) refunds in MX$. At December 31, 2022, the Company had cash reserves in C$ and US$ that more than cover the 2023 budgeted expenditure in each of these currencies. As the Company predominately holds US$ and C$, the Company may be exposed to material effects on having to purchase MX$. Despite all these factors, the Company may suffer losses due to adverse foreign currency fluctuations.

During 2022, the MX$ was relatively flat when  compared to the US$. The average foreign exchange rate was MX$20.11 per US$, with the MX$ trading within a range of MX$ 19.60 to MX$20.68 per US$. This compares to an average of MX$20.28, with a range of MX$19.60 to MX$21.81 MX$ per US$ in 2021.

Precious metal prices are subject to wide fluctuations.

The Company’s revenue is primarily dependent on the sale of gold and silver and movements in the spot price of gold or silver may have a direct and immediate impact on the Company’s income.  The profitability of any future precious metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, the rates of investment return in broad financial markets, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in the Company not receiving adequate returns on invested capital or the Company’s investments in its mineral properties not retaining their respective values. Future production from the Company’s mining properties is dependent on metal prices that are adequate to make these properties economic. Declining market prices for precious metals could materially adversely affect the Company’s future operations and profitability and may require a reassessment of the feasibility of Las Chispas.

The Company is subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business.

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings and other material transactions. While the Company's management believes that the provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company's financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or México or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

Interest Rate and Credit Facility risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves may be maintained in cash equivalents and refined precious metal bullion in order to maintain liquidity. Fluctuations in interest rates can impact the yield generated on cash balances and the value of cash equivalents. The Credit Facility is subject to interest rate risk as amounts outstanding are subject to changes based on fluctuations in the SOFR (refer to "9. Liquidity and Capital Resources Outlook - Liabilities").

The Company has drawn down $50.0 million of the Term Facility. Drawdown of the Revolving Facility is subject to the Company meeting drawdown conditions.  Failure to meet such conditions or the breach of certain covenants under the Credit Facility could result in the Company being unable to complete additional drawdowns or triggering default provisions under the Credit Facility, requiring early repayment of the amounts drawn down and adversely affecting the Company's financial position and business.

In addition, the Company will be required to make scheduled repayments commencing in June 2023. The Company's ability to make scheduled payments depends on the Company's financial condition and operating performance, which are subject to prevailing economic and market conditions.  If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of assets, seek additional debt or equity capital or restructure its indebtedness, which may adversely affect the Company's operations and business.

Economic Conditions for Mining

Global financial markets are experiencing extreme volatility as a result of the ongoing COVID-19 pandemic and the Ukraine-Russia conflict. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by financial markets. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.  Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

The Company may not be successful in maintaining internal control over financial reporting.

The Company documents and tests its internal control procedures in order to maintain adequate internal control over its financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act") in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company's failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements which, in turn, could harm the Company's business and negatively impact the trading price or the market value of the Company's securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company's acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.

17.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2022. Management has made the following critical estimates and judgments:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

Recoverable value of and impairment of non-current assets

Management must determine whether or not indicators of impairment are present and when indicators of impairment are present estimate the recoverable value of the Company's non-current assets.

Functional currency

The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Mineral reserves and the life of mine plan

The Company estimates its mineral reserves in accordance with the requirements of National Instrument 43-101. Estimates of the quantities of the mineral reserves form the basis for the Company's life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments related to stock options. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

Mineral property, plant, and equipment and assets ready for intended use

Determining when the Las Chispas Mine, processing plant, and other assets are in the condition necessary to be capable of operating in the manner intended by management is a matter of judgment. The Company has established a framework in the context of IAS 16 - Property, Plant and Equipment with respect to determining when the Las Chispas Mine and processing plant are deemed to be capable of operating in the manner intended by management. This framework considers factors such as the physical and technical performance of the asset. Effective November 1, 2022, the Company determined the Las Chispas Mine was operating in the manner intended by management and as such declared commercial production had been achieved.

Inventories valuation and cost

The measurement of inventories, including the determination of its net realizable market value ("NRV"), especially as it relates to metal processing inventory involves the use of estimates.

Las Chispas has mineral stockpiles that are valued at the lower of weighted average cost and NRV. This is the same for work-in-process and finished goods. NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell, discounted where applicable. In determining the value of these stockpiles, the Company makes estimates of tonnages, grades, and the recoverability of ore in these stockpiles to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales and a reduction to working capital. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and processing and selling costs all requires significant assumptions that impact the carrying value of inventories.

The cost of inventories include:

● Mining costs incurred in production such as labour, material costs, and depreciation and depletion;

● Mining overhead is allocated to inventory based on a monthly allocation prepared by the Company; and

● Indirect and plant costs that are attributed to mining production.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and closure. The expected timing of expenditures can also change, for example, in response to changes in mineral reserves, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

18.  NON-IFRS FINANCIAL MEASURES

SilverCrest has disclosed working capital (described below) in this MD&A which is a common non-IFRS measure and plans to use certain other non-IFRS performance measures in subsequent periods. Non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company intends to report additional various operational and financial non-IFRS measures beginning in 2023 (first full year of production at Las Chispas). The Company will provide a reconciliation of its non-IFRS performance measures to IFRS figures (anticipated to start for the quarter ending March 31, 2023).

Working capital

Working capital is a non-IFRS measure which the Company defines as current assets less current liabilities, as reported in the audited consolidated statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

19.  DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed, under the supervision of the CEO and the CFO, to provide reasonable assurance that information related to the Company, including its consolidated subsidiaries, required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2022. Based on this evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control - Integrated Framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During 2022, the Company had revenue for its first time on the sale of precious metals. The Company also recorded inventories for the first time during 2022. The Company established certain new controls and procedures in relation to the new revenue and inventories to maintain adequate internal control over financial reporting.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022	TSX: SIL | NYSE American: SILV

Except for the new revenue and inventory controls and procedures, there have been no significant changes in the Company's internal control over financial reporting during 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company's management, with participation of the CEO and CFO, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements which are available at www.sedar.com and on the Company's website www.silvercrestmetals.com.